UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
BUSINESS OBJECTS S.A.
(Name of Issuer)
Ordinary Shares, nominal value €0.10 per share and
American Depositary Shares (each representing one ordinary share)
(Title of Class of Securities)
F12338 103
12328X 107
(CUSIP Number)

Michael Junge	Copy to:
General Counsel SAP AG Dietmar-Hopp-Allee 16 69190 Walldorf Federal Republic of Germany +49 6227 74 7474	Eric S. Shube A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 USA +1-212-610-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 5, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Nos. F12338 103 (Ordinary Shares); 12328X 107 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS* SAP France S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of France

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,242,865 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

101,242,865 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,242,865 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.51%*

14	TYPE OF REPORTING PERSON (See Instructions)

CO
*   The calculation of the percentage is based on 103,252,489 shares (including shares represented by ADSs) issued and outstanding as of February 5, 2008, plus 2,739,998 shares that would be received upon conversion, exchange or exercise of the ORNANEs and warrants held by SAP France S.A.

CUSIP Nos. F12338 103 (Ordinary Shares); 12328X 107 (American Depositary Shares)

1	NAMES OF REPORTING PERSONS* SAP AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC; BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Federal Republic of Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		101,242,865 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

101,242,865 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

101,242,865 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95.51%*

14	TYPE OF REPORTING PERSON (See Instructions)

CO
*   The calculation of the percentage is based on 103,252,489 shares (including shares represented by ADSs) issued and outstanding as of February 5, 2008, plus 2,739,998 shares that would be received upon conversion, exchange or exercise of the ORNANEs and warrants held by SAP France S.A.

ITEM 1. SECURITY AND ISSUER
This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the ordinary shares, nominal value €0.10 per share (“Shares”), of Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), as well as American depositary shares (“ADSs”) of Business Objects, each representing one ordinary share, the outstanding warrants to acquire Shares (“Warrants”) and the outstanding convertible bonds convertible or exchangeable into new or existing Shares (“ORNANEs”). The principal executive offices of Business Objects are located at 157-159 rue Anatole France, 92300 Levallois-Perret, France, and 3030 Orchard Parkway, San Jose, California. This Amendment is being filed by SAP France S.A. (“SAP France”) and SAP AG to amend their disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which, in accordance with Instruction H of the General Instructions to Schedule TO, constituted part of their Schedule TO, initially filed on December 4, 2007, as amended, including Amendment No. 7 (the final amendment) filed on January 30, 2008 (the “Schedule TO”).
ITEM 4. PURPOSE OF TRANSACTION
On February 5, 2008 the French Autorité des marchés financiers (“AMF”) announced the final results of the U.S. and French tender offers (the “Offers”) previously described in the Schedule TO, including the results of the subsequent offering periods in both Offers. On February 5, 2008, SAP France, SAP AG and Business Objects issued a press release announcing these results, a copy of which is filed as Exhibit 1 to this Amendment and incorporated herein by reference in its entirety. SAP France now holds (i) 98,502,867 Business Objects shares,1 representing 95.40% of the 103,252,489 Business Objects shares currently outstanding, including shares represented by ADSs, (ii) 10,651,156 ORNANEs, representing 99.77% of the 10,676,156 ORNANEs currently outstanding, and (iii) all 585,000 of the Warrants that were the subject of the Offers.
As the securities not tendered into the offers represent not more than 5% of the share capital (including outstanding shares and shares likely to result from the conversion of the Business Objects ORNANEs) or voting rights of Business Objects, SAP France will request the implementation of a squeeze-out of the shares and ORNANEs held by minority shareholders in accordance with French law. The AMF is expected to announce the date of implementation of such squeeze-out within the next several days. Trading of Business Objects securities on Euronext has been suspended, and Business Objects securities will be delisted from Euronext upon implementation of the squeeze-out. On the date of implementation of the squeeze-out, all remaining minority interests will cease to have an equity interest in Business Objects. As a result, SAP France will own 100% of the share capital and voting rights of Business Objects at the effective date of squeeze-out.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

[1]	Excluding 172,604 shares that were sold to SAP France prior to February 5, 2008 but that had not been delivered. Certain numbers herein differ from numbers given in the press release because certain shares were delivered to SAP France subsequent to February 4, 2008, the date of the AMF’s calculations.

(a) - (b) As described above, SAP France currently holds 98,502,867 shares and, in accordance with Rule 13d-1 under the Exchange Act, is deemed to beneficially own the 2,739,998 shares that would be received upon conversion, exchange or exercise of the ORNANEs and warrants it holds. SAP AG, by virtue of its ownership and control of SAP France, shares beneficial ownership of these shares. Thus, SAP France and SAP AG currently beneficially own an aggregate of 101,242,865 shares, representing 95.51% of the shares currently outstanding (after giving effect to the deemed conversion, exchange or exercise of the ORNANEs and warrants, representing 2,739,998 shares, held by SAP France).
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Press release, dated February 5, 2008, of SAP France, SAP AG and Business Objects.

A	Joint Filing Statement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: February 5, 2008

SAP FRANCE S.A.
By:	/s/ MICHAEL PLOETNER*
	Name:	Michael Ploetner
*By power of attorney

SAP AG
By:	/s/ MICHAEL PLOETNER*
	Name:	Michael Ploetner
*By power of attorney